UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _________________________ FORM 11-K __________________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________
Commission File Number: 000-25597

Umpqua Bank 401(k) and Profit Sharing Plan (Full title of the Plan)

Umpqua Holdings Corporation
(Name of the issuer of the securities held pursuant to the Plan)

Umpqua Bank Plaza One SW Columbia Street, Suite 1200 Portland, OR 97258 (address of principal executive office of the issuer)

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.	The Umpqua Bank 401(k) and Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2006, prepared in accordance with the financial reporting requirements of ERISA.

UMPQUA BANK
401(k) AND PROFIT SHARING PLAN

__________

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS

_________

DECEMBER 31, 2006 AND 2005

CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4 – 7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees Umpqua Bank 401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP Portland, Oregon July 20, 2007

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2006	2005

ASSETS
Investments, at fair value:
Mutual funds	$45,289,827	$37,920,922
Common stock	16,945,990	13,081,393
Individually directed accounts	2,171,380	1,840,382
Participant loans	946,932	744,885

Total investment assets	65,354,129	53,587,582

Receivables:
Accrued earnings	95,579	49,082
Employer contributions	1,499,039	1,014,643
Employee contributions	173,252	18,808
Due from broker for securities sold	40,830	-

Total receivables	1,808,700	1,082,533

Cash	5,597,760	96,686

TOTAL ASSETS	72,760,589	54,766,801

LIABILITIES
Due to broker for securities purchased	336,401	73,775
Excess contributions payable	-	5,902

TOTAL LIABILITIES	336,401	79,677

NET ASSETS AVAILABLE FOR BENEFITS	$72,424,188	$54,687,124

See accompanying notes.                                                                                                                                                                                        2

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$5,582,183
Dividends	287,814
Interest	292,667
Participant loan interest	46,758

6,209,422

Contributions:
Employer	2,443,804
Participant	4,755,904
Rollovers	739,533

7,939,241

Plan merger assets	8,968,166

Total additions	23,116,829

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	5,209,552
Deemed distributions	41,693
Administrative expenses	128,520

Total deductions	5,379,765

CHANGE IN NET ASSETS	17,737,064

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	54,687,124

End of year	$72,424,188

3                                                                                                                                                                                          See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of Plan provisions.

General – The Plan is a 401(k) salary deferral and profit sharing plan covering substantially all employees of Umpqua Holdings Corporation and Subsidiaries (the Company), and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan’s sponsor and serves as plan administrator.

Eligibility – Employees of the Company are eligible to participate in the Plan upon reaching age 18 and after completing one hour of service.

Contributions – Participants may elect to contribute 100% of eligible compensation to the Plan each year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan includes a discretionary Company contribution match of up to 6% of the employee’s contribution. The Company makes a discretionary profiting sharing contribution to be allocated to all eligible employees based on the percentage of each employee’s eligible compensation to total eligible compensation. The profit sharing contribution is based on the Company’s performance, at the discretion of the Board of Directors, and is allocated to eligible employees once per year. Fifty percent of the matching and profit sharing contributions are used to purchase Umpqua Holdings Corporation stock with the remaining 50% allocated as directed by the participants. Thus, the Stock Fund is a nonparticipant directed fund. Participants can immediately transfer their balance in the Stock Fund into the other investment options offered by the Plan. In October 2006 the Board elected to discontinue funding employer match and profit sharing contributions with Company stock. Starting in 2007 all employer contributions are funded with cash.

Contributions are subject to regulatory limitations.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. A participant vests in the Company’s matching and profit sharing contributions and earnings/losses thereon pursuant to the following vesting schedule.

Years of Service	Percentage

Less than 1 year	0%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Participant loans – Participants may borrow from their accounts a minimum of $1,000 up to 50% of participants’ vested accounts, but not in excess of $50,000. Loans are secured by the balance of the participant’s account and bear fixed, reasonable rates of interest, as determined by the plan administrator. The maximum loan term is five years unless the loan term qualifies as a home loan, in which case the term of the loan is not to exceed ten years. Principal and interest are paid ratably through payroll deductions. As of December 31, 2006, the rates of interest on outstanding loans ranged from 4.25% to 9.5% with various maturities through December 2010.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN – (continued)

Payment of benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account balance. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures – Forfeitures are the nonvested portion of a participant’s account that are lost upon termination of employment. Forfeitures are retained in the Plan and will be used to reduce future Company contributions. During 2006, $107,524 in forfeitures was used to reduce employer contributions. As of December 31, 2006 and 2005, respectively, forfeited nonvested accounts totaled $139,850 and $107,524.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment valuation and income recognition – Investments are stated at fair value as determined by the Plan’s trustee, Reliance Trust Company. The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of registered investment company funds are valued at the net asset value of shares held by the Plan at year-end. Loans to participants are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of benefits – Benefits are recorded when paid.

Expenses – Administrative expenses are paid by the Company such as legal and accounting fees. Transaction fees and investment management fees are paid by the Plan

Excess contributions payable – Excess contributions payable represent amounts refunded to participants after year-end to comply with regulatory contribution limitations.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – INVESTMENTS

Investments – Investments representing 5% or more of net assets available for benefits consist of the following:

	2006	2005

Umpqua Holdings Corporation	$16,945,990	$13,081,393
Growth Fund of America	$7,242,204	$6,132,070
ING International Value Fund	$4,643,358	$3,396,034
Goldman Sachs Financial Square Prime Fund	$6,389,056	$5,853,963
PIMCO Total Return Fund	NA	$3,052,640
VKM Equity and Income Fund	NA	$3,364,489
Dodge & Cox Stock Fund	$6,555,242	$4,968,918
Vanguard 500 Index Fund	NA	$3,216,187

At times during the year a portion of Umpqua Holdings Corporation stock held by the Plan was unallocated to participants. Total unallocated assets equaled $1,269,066 and $1,295,649 at December 31, 2006 and 2005, respectively. These assets were allocated to participants shortly after each year end.

During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Mutual funds	$4,975,748
Common stock	606,435

Net appreciation in fair value of investments	$5,582,183

NOTE 4 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 8, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). No provision for income taxes has been included in the Plan’s financial statements.

NOTE 5 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. It is reasonably possible, given the level of risk associated with investment securities that changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 6 –PLAN MERGERS

On December 29, 2006, assets of $8,968,166 were merged into the Plan from the former plan of Western Sierra Bancorp, a subsidiary of Umpqua Holdings Corporation.

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of the Umpqua Holdings Corporation Stock Fund which is comprised of common stock of the Company.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 20, 2007	Umpqua Bank 401(k) and Profit Sharing Plan

By: /s/ Steven L. Philpott
Steven L. Philpott
Chair of the Umpqua Bank 401(k) Advisory Committee,
Plan Administrator

EXHIBIT INDEX
Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm